--------------------------------------------------------------------------------
      As filed with the Securities and Exchange Commission on May 22, 2002

                                            Registration No. 333-____________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          STORAGE COMPUTER CORPORATION
             (Exact name of registrant as specified in its charter)

            DELAWARE                                             02-0450593
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

              11 RIVERSIDE Street, NASHUA, NEW HAMPSHIRE 03062-1373
                                 (603) 880-3005
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 THEODORE J. GOODLANDER, CHIEF EXECUTIVE OFFICER
                          STORAGE COMPUTER CORPORATION
                               11 RIVERSIDE Street
                                NASHUA, NH 03062
                                 (603) 880-3005
(NAME AND ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   copies to:
                                ANIL KHOSLA, ESQ.
                              PEABODY & Arnold LLP
                                 50 Rowes Wharf
                                Boston, MA 02110
                                 (617) 951-2100

         Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [__]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [__]

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [__]

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
    OF SECURITIES TO BE          AMOUNT TO BE          OFFERING PRICE        AGGREGATE OFFERING          AMOUNT OF
         REGISTERED               REGISTERED            PER SHARE (1)               PRICE            REGISTRATION FEE
===========================================================================================================================
Common stock, $0.001 par
value per share              860,000 shares (2)(3)          $6.21                $5,340,600               $491.34
---------------------------------------------------------------------------------------------------------------------------

(1) The price of $6.21, the average of the high and low prices ($6.40 and $6.01, respectively) of our common stock, $0.001 par value per share on the American Stock Exchange on May 15, 2002, is set forth solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2) The shares of common stock covered by this Registration Statement include shares issuable to the selling shareholders upon the sale of the 600,000 shares of the common stock at $5.00 per share, and the exercise of 260,000 related warrants, having an exercise price of $6.18 per share. Two hundred and forty thousand warrants were issued in connection with the sale of the common stock to the persons identified as selling shareholders in the Selling Shareholder Table. Twenty thousand warrants were issued to the person identified as the Broker in the Selling Shareholder Table. We have registered 860,000 shares of common stock in this registration statement in accordance with a Registration Rights Agreement among the company, the selling shareholders and the brokers dated as of May 2, 2002.

(3) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares of common stock registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the company's outstanding shares of common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    Subject To Completion, Dated May 22, 2002

         The information in this prospectus is not complete and may be changed. The selling shareholders may not sell the common stock covered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and it does not solicit an offer to buy the common stock in any state where the offer or sale is not permitted.

Preliminary Prospectus

                                 860,000 Shares

                          STORAGE COMPUTER CORPORATION
                                  Common Stock

         This prospectus relates to the public offering, which is not being underwritten, of 860,000 shares of our common stock by ZLP Master Technology Fund, Alpha Capital Aktiengesellschaft, Euram Cap Strat. "A" Fund Limited, Crescent International Ltd. and Dunwoody Brokerage Services, Inc., who are the selling shareholders. We sold 600,000 of these shares of common stock to the selling shareholders on May 3, 2002 at the fixed price of $5.00 per share in accordance with a Stock Purchase Agreement among the company and the selling shareholders dated as of May 3, 2002. We are obligated to sell to the selling shareholders another 260,000 shares of common stock upon their exercise of warrants to purchase common stock at $6.18 per share. Pursuant to a contractual obligation incurred at the time we sold the common stock to the selling shareholders, we are filing the registration statement of which this prospectus is a part and registering the aggregate number of shares of common stock we sold plus the amount of shares to be issued upon the exercise of the related warrants.

         The prices at which the selling shareholders may sell shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We have agreed to indemnify the selling shareholders and certain other persons against liabilities under the Securities Act to the extent permitted by law, but we will not be paying any underwriting commissions or discounts in the offering of shares by the selling shareholders.

         Our common stock is traded on the American Stock Exchange under the
symbol "SOS." On         , 2002, the average of the high and low prices for our
common stock was $      per share.

         Please see "Where You Can Find More Information" on page 6 for additional information about us on file with the United States Securities and Exchange Commission.

Investment in the common stock offered hereby involves a high degree of risk. Please consider carefully the risk factors beginning at page 7 in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this Prospectus is May __, 2002

                                TABLE OF CONTENTS

                                                                           PAGE
THE COMPANY .............................................................     1
WHERE YOU CAN FIND MORE INFORMATION .....................................     1
FORWARD-LOOKING STATEMENTS ..............................................     2
RISK FACTORS ............................................................     2
USE OF PROCEEDS .........................................................    10
DIVIDEND POLICY .........................................................    10
SELLING SHAREHOLDERS ....................................................    10
DESCRIPTION OF CAPITAL STOCK ............................................    12
PLAN OF DISTRIBUTION ....................................................    14
LEGAL MATTERS ...........................................................    16
EXPERTS .................................................................    16

                                   THE COMPANY

         Storage Computer Corporation develops and manufactures software-driven multi-host storage solutions used to drive core business applications. We solve our customers' business problems through our innovative product line, including the Cyberborg(TM) and CyberNAS(TM) storage hardware and our superior, proprietary operating system and storage software. Based on an open systems standards-based architecture, these solutions support highly interactive applications, many different servers accessing the same data, and multiple users accessing data from different locations. We pioneered the RAID 7(R) technology incorporated in our "Virtual Storage Architecture", which forms the basis for our "StorageSuite" product family. Based upon this performance-optimized architecture, the "StorageSuite" family combines intelligent controller, disk drive, and memory technology with patented memory mapping techniques and a powerful real-time operating system to deliver high-performance and data protection across the mix of applications found in today's open system environments.

         Storage Computer is committed to building converged storage product offerings. By integrating our Virtual Storage Architecture into integrated NAS and SAN hardware platforms we achieve an extremely high level of flexibility and functionality for our customer base. Our storage platforms entail a diverse set of interconnectivity options including OC12 and OC48 (Optical Carrier) which gives us a market position in Storage Wide Area Networking (SWAN). With increased demand for streamlining the efficiency of corporate wide area networks as well as an increase in metro optical area networks, our product and market positioning associated with SWAN is positioned for addressing both near term customer needs and future product requirements.

         The company was organized as a Delaware corporation in 1991. Our principal executive offices and manufacturing facilities are located at 11 Riverside Street, Nashua, New Hampshire, Telephone: (603) 880-3005.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document we file with the SEC at the SEC's public reference facilities located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of our filed documents directly from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's Website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" into this prospectus information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference, which we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

         2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002; and

         3. The description of our common stock contained in our Registration Statement on Form 8-A filed February 5, 1995.

You may request a copy of these filings, at no cost to you, by writing or telephoning us at the following address or number:

                          Storage Computer Corporation
                          Attention: Peter N. Hood, Chief Financial Officer 11 Riverside Street
                          Nashua, New Hampshire 03062-1373
                          Telephone: (603) 880-3005

         You should rely only on the information provided in this prospectus or incorporated by reference. We have authorized no one to provide you with additional or different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates", "expects", "intends", "believes", "seeks", "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to quantify. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" below and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

         You should carefully consider the following risk factors, together with the other information contained in this prospectus, including information incorporated by reference, before purchasing our common stock. If any of the following risks actually occur, they could seriously harm our business, financial condition or results of operations. Because an investment in our common stock involves a high degree of risk, you should be aware that you could lose all or part of your investment.

Factors beyond our control could cause our quarterly operating results to fluctuate.

         Our quarterly operating results have varied widely in the past. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Many of the factors that could cause our quarterly operating results to fluctuate significantly in the future are beyond our control and include the following:

         .    the level of competition in our target product markets;

         .    the size, timing and cancellation of significant orders;

         .    product configuration and mix;

         .    market acceptance of new products and product enhancements;

         . new product announcements or introductions by us or our competitors;

         . deferrals of customer orders in anticipation of new products or product enhancements;

         .    changes in pricing by us or our competitors;

         . our ability to timely develop, introduce and market new products and enhancements;

         .    supply constraints;

         .    technological changes in our target product markets;

         . our levels of expenditure on research and development and expansion of our sales and marketing programs;

         .    seasonality; and

         .    general economic trends.

         In addition, sales for any future quarter may vary and accordingly be inconsistent with our plans. We generally operate with limited order backlog because our products are typically shipped shortly after orders are received. As a result, product sales in any quarter are generally dependent on orders booked and shipped in that quarter. Product sales are also difficult to forecast because the storage server market is rapidly evolving and our sales cycle varies substantially from customer to customer.

         Due to all of the foregoing factors, it is possible that in one or more future quarters our operating results may fall below the expectations of public market analysts and investors. In such event, the trading price of our common stock would likely decrease.

Our gross margins may vary based on the configuration of our products.

         We derive a significant portion of our sales from the resale of disk drives as components of our storage servers, and the resale market for hard disk drives is highly competitive and subject to intense pricing pressures. Our sales of disk drives generate lower gross margin percentages than those of our storage server products. As a result, as we sell more highly configured systems with greater disk drive content, overall gross margin percentages will be lower.

         Our gross margins have been and may continue to be affected by a variety of other factors, including:

         .    competition;

         .    direct versus indirect sales;

         . the mix and average selling prices of products, including software licensing;

         .    new product introductions and enhancements; and

         .    the cost of components and manufacturing labor.

A significant percentage of our expenses are fixed, which could affect our net income.

         Our expense levels are based in part on our expectations as to future sales and a significant percentage of our expenses are fixed. As a result, if sales levels are below expectations, net income may be disproportionately affected.

Our future financial performance depends on growth in the storage server market and any lack of growth will negatively affect our operating results.

         Our future financial performance will depend in large part on continued growth in the storage server market and on emerging standards in this market. We cannot assure you that the market for storage servers will continue to grow or that emerging standards in the storage server market will not negatively affect the growth of UNIX and Windows NT server markets.

If we fail to manage our expanding business effectively, we may suffer further operating losses.

         Our future operating results depend to a large extent on management's ability to successfully manage expansion and growth, including integration of the business of our acquired subsidiary, CyberStorage Systems Corporation, our expanding international operations, forecasting revenues, addressing new markets, controlling expenses, implementing infrastructure and systems and managing our assets. In addition, an unexpected decline in the growth rate of revenues without a corresponding and timely reduction in expense growth or a failure to manage other aspects of growth could cause a further increase in our operating losses.

We may not be able to attract and retain qualified technical and sales personnel.

         Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical and sales personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education and industry experience. Competition for qualified engineers, in particular, is intense. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships and could result in an increase in or continued further operating losses.

We rely upon a limited number of suppliers and any disruption or termination of these supply arrangements could delay shipment of our products and could result in further operating losses.

         We rely upon a limited number of suppliers of several key components utilized in the assembly of our products. We purchase our disk drives, computer boards and microprocessors from a limited number of suppliers. Our reliance on a limited number of suppliers involves several risks, including:

         . a potential inability to obtain an adequate supply of required components because we do not have long-term supply commitments;

         .    price increases;

         .    timely delivery; and

         .    component quality.

         Component quality is particularly significant with respect to our suppliers of disk drives. In order to meet product performance requirements, we must obtain disk drives of extremely high quality and capacity. In addition, there are periodic supply and demand issues for disk drives, microprocessors and for semiconductor memory components, which could result in component shortages, selective supply allocations and increased prices of such components. We cannot assure you that we will be able to obtain our full requirements of such components in the future or that prices of such components will not increase. In addition, problems with respect to yield and quality of such components and timeliness of deliveries could occur. Disruption or termination of the supply of these components could delay shipments of our products and could result in an increase in or continued further operating losses. In addition, delays in obtaining components could also damage our relationships with current and prospective customers.

We depend upon our research and development efforts to develop and introduce new products and any failure to develop and introduce new products successfully could result in further operating losses.

         Our future growth depends upon the successful development and introduction of new hardware and software products. We cannot assure you that these or other new products will be introduced on a timely basis or attain market acceptance. Due to the complexity of storage servers, and the difficulty in gauging the engineering effort required to produce new products, new products are subject to significant technical risks. We cannot assure you that new products will be introduced on a timely basis or at all. In the past, we have experienced delays in the shipments of our new products, resulting in delay or loss of product sales. If new products are delayed or do not achieve market acceptance, we could incur additional further losses.

         The computer industry is changing both dramatically and rapidly. The development of "open systems computing", the exponential growth of the Internet, new fibre technologies and the increasing storage density in disk drive technologies, have caused an increase in new product development and shorter time to bring the new products to market. While we believe that our Virtual Storage Architecture and StorageSuite products are advanced when compared to competitive products, and complement many other products utilized in total customer solutions, we cannot assure you that this will continue in the future. The failure to remain consistently ahead of competitive technologies would have a negative impact on our operating results and overall financial condition.

We are subject to competition and pricing pressures.

         The information storage market is extremely competitive. Companies such as EMC Corporation, IBM Corporation, Hitachi Data Systems, Storage Technology, Sun Microsystems, and more than 100 other public and private companies provide disk arrays for a wide variety of computer systems, workstations and PCs. Although we are currently unaware of any other vendor offering an asynchronous transfer RAID 7 disk array, many of our competitors benefit from greater market recognition and have significantly greater financial, research and development, production and marketing resources than ours. We cannot assure you that we will be able to compete successfully against existing companies or future entrants to the marketplace. Furthermore, reductions in the price of competitive products, changes in discount levels or announcements by our competitors of new generations of high-performance systems may result in decreased sales of our products and therefore decreased revenues.

Our products have limited market acceptance.

         Our CyberBorg and CyberNAS products and proposed products are based on designs, which have not yet received widespread acceptance in the market for commercially available storage systems. Prospective customers may require a longer evaluation period for these products than for storage systems marketed by some of our competitors. Our sales and marketing strategy contemplates sales of our storage systems for both technical and commercial applications. We cannot assure you that we will be able to penetrate either storage market, to any significant extent, or within the period necessary to assure the success of our strategy. Our failure to penetrate these storage markets on a timely basis could result in lost sales opportunities.

         Large computer users may be slow to adopt new products for use in their core applications, particularly systems that entail significant capital investment. In addition, our products could be subject to export controls imposed by the United States Government, which could create delays in the sale of our systems in international markets. Any significant delay in market acceptance of our products could result in the marketing of our products at a time when their cost and performance characteristics are not competitive.

Undetected software errors or failures found in new products may result in loss of or delay in market acceptance of our products, which could result in decreased sales and revenues.

         Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could result in decreased sales and revenues.

The market price for our common stock has fluctuated significantly in the past and will likely continue to do so in the future and any broad market fluctuations may reduce the market price of our common stock.

         The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

         .      fluctuations in our operating results;

         . fluctuations in the valuation of companies perceived by investors to be comparable to us;

         . a shortfall in revenues or earnings compared to securities analysts' expectations;

         .      changes in analysts' recommendations or projections;

         . announcements of new products, applications or product enhancements by us or our competitors; and

         .      changes in our relationships with our suppliers or customers.

         In addition, the stock market as a whole has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated to the operating results of those companies. As a result, the market price of our common stock may fluctuate significantly and broad market fluctuations may reduce the market price of our common stock. As a result, the current market price of our common stock may not be indicative of future market prices.

A limited public trading market exists for our common stock.

         Currently, a limited established public trading market exists for our common stock. The sales of a substantial number of shares in this public market could reduce the market price of our common stock.

Competitors are forming business alliances which may preclude us from offering products to customers of those alliances.

         Many companies are forming business alliances with competitors so as to be able to provide totally integrated storage solutions to their customers. One result of these alliances is to effectively preclude competitive products from being offered to the customers by competitors like us. Many of the relationships are exclusive and our failure to develop similar relationships will effectively reduce the number of qualified sales opportunities we will have for our products. We believe that we address this issue by adopting the reseller channel sales model and effectively having the integrators and value added-resellers perform the solution selling required. Our failure to effectively use these sales channels could result in decreased sales and decreased revenues.


If flaws in design, production, assembly or testing were to occur by us or our suppliers, we could experience a rate of failure in our products that would result in substantial repair or replacement costs and damage to our reputation.

         Our products operate near the limits of electronic and physical performance and are designed and manufactured with relatively small tolerances. If flaws in design, production, assembly or testing were to occur by us or our suppliers, we could experience a rate of failure in our products that would result in substantial repair or replacement costs and damage to our reputation. We cannot assure you that our efforts to monitor, develop and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs and potential damage to our reputation, any of which could result in decreased profits or further losses.

We have significantly decreasing foreign sales.

         Approximately, 56%, 45% and 21% of our revenues during our fiscal years ended December 31, 1999, 2000 and 2001, respectively, were derived from sales made outside of the United States. Our future profitability and financial condition are dependent on the success of our foreign sales efforts. In general, our foreign sales are subject to certain inherent risks, including unexpected changes in regulatory and other legal requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and the possibility of increased difficulty in collection of accounts receivable, difficulty in the management of foreign operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, and the burdens of compliance with a wide variety of foreign laws. Currency translation gains or losses on conversion to United States dollars from foreign sales denominated in foreign currencies may also contribute to fluctuations in our results of operations. We cannot assure you that these factors will not have a negative impact on our future foreign sales and, consequently, on our operating results. We do not presently engage in the hedging of foreign currencies or similar activities.

We have issued preferred stock and have the ability to issue additional preferred stock in the future.

         We have outstanding 15,600 shares of preferred stock and may issue up to an aggregate total of 883,000 additional shares of preferred stock in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our Board of Directors may determine. The rights of the holders of the common stock will be subject to, and may be negatively affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring a majority of our outstanding voting stock.

Conversion of preferred stock could dilute the relative equity ownership of holders of common stock.

         The conversion of our Series A, C and E Preferred Stock could dilute the percentage of ownership of the current holders of the common stock. As of May 15, 2002, 10,000 shares of Series A Preferred Stock, 3,100 shares of Series C Preferred Stock and 2,500 shares of Series E Preferred Stock are issued and outstanding. The shares of common stock issuable upon conversion of the preferred stock could represent more than 20% of the total number of outstanding shares of common stock. Because holders of preferred stock will have the opportunity to convert the preferred stock into common stock at less than market rates each conversion will result in a dilution of the ownership interests of the current holders of common stock. If the conversion price of the Series A and C Preferred Stock were to be reduced to $2.00 as a result of declines in the market value of the common stock (and assuming conversion of all outstanding 13,100 shares of Series A and Series C Preferred Stock at such price), the holders of preferred stock would receive 2,705,033 shares of common stock (representing approximately 12.02% of the number of shares of common stock issued and outstanding following such conversion). Such number of shares of common stock could be further increased (resulting in greater dilution of the current holders of common stock) upon exercise of warrants associated with the preferred stock or as a result of issuance of common stock in payment of dividends on preferred stock.

         The following table is based on the conversion of the 10,000 shares of issued and outstanding Series A Preferred Stock and sets forth:

..        the effective conversion price at the time of the prevailing market price at which the preferred stock may be converted into shares of common stock, reflecting the 35% discount for the Series A Preferred Stock (assuming, at the date of each such reduction, that the prevailing market price for the common stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of $6.35 per share of common stock on May 15, 2002),

..        the number of shares of common stock issuable upon conversion of all of the Series A Preferred Stock at such conversion price (assuming we do not issue any shares of common stock in payment of dividends on the preferred stock), and

..        the percentage of the total number of shares of common stock issued and outstanding that would be represented by the shares of common stock issuable at such conversion price.

         The conversion price for the Series A Preferred Stock will be the lower of $8.6625 or 65% of the market price of the common stock just prior to the conversion date.

Shares of Common Stock Issuable upon Conversion of 10,000 Shares of Series A Preferred Stock (Assuming 0%, 25%, 50% and 75% Reductions in Market Price for Common Stock)

                  -----------------------------------------------------------
                              -----------------------------------------------
                                                                Percentage
                                                Number of        Ownership
                                                Shares of      of Converted
                                                 Common           Series A
                   Market         Conversion     Stock           Preferred
                   Price            Price       Issuable           Stock
                   -----            -----       --------           -----
                   6.35             4.13         242,131            1.21%
                   4.76             3.10         322,581            1.60%
                   3.18             2.07         483,092            2.38%
                   1.59             1.03         970,874            4.67%

         The following table is based on the conversion of the 3,100 shares issued and outstanding of Series C Preferred Stock and sets forth:

..        the effective conversion price at the time of the various reductions in the percentage of the prevailing market price at which the Series C Preferred Stock may be converted into shares of common stock (assuming, at the date of each such reduction, that the prevailing market price for the common stock is equal to, 25% less than, 50% less than, and 75% less than the closing market price of $6.35 per share of common stock on May 15, 2002),

..        the number of shares of common stock issuable upon conversion of all of the Series C Preferred Stock at such conversion price (excluding any shares of common stock in payment of accrued premiums on the Series C Preferred Stock), and

..        the percentage of the total number of shares of common stock issued and outstanding that would be represented by the share of common stock issuable at such conversion price.

         The Series C Preferred Stock conversion price will be the lesser of $13.25 and the market price of common stock on the conversion date.

         Shares of Common Stock Issuable upon Conversion of 3,100 Shares of Series C Preferred Stock (Assuming 0%, 25%, 50% and 75% Reductions in Market Price for Common Stock)


                              -----------------------------------------------
                                                                Percentage
                                                Number of        Ownership
                                                Shares of      of Converted
                                                 Common           Series C
                   Market         Conversion     Stock           Preferred
                   Price            Price       Issuable           Stock
                   -----            -----       --------           -----
                   6.35             6.35         527,244            2.59%
                   4.76             4.76         703,361            3.43%
                   3.18             3.18       1,052,830            5.05%
                   1.59             1.59       2,105,660            9.61%

There is no maximum number of shares of common stock issued upon conversion.

         There is no minimum average trading price that fixes the maximum number of shares of common stock that can be issued upon the conversion of Series A and C Preferred Stock. The terms of the Series A Preferred Stock, however, provide that, should the market price for common stock decline to less than $4.00 per share, the preferred stock may not be converted for a period of 30 days or until the market price exceeds $4.00 (if earlier). Similarly, should the market price for common stock decline to less than $2.00 per share, the Series A Preferred Stock may not be converted for a 30-day period or until the market price exceeds $2.00 (if earlier).

The ownership and control of the company is concentrated.

         At May 15, 2002, our executive officers and directors beneficially owned approximately 22.61% of the outstanding shares of our common stock. Theodore J. Goodlander, our CEO, directly owns approximately 20.48% of the outstanding shares of our common stock and 10,000 shares of our Series A Preferred Stock, which were convertible on May 15, 2002 into 274,725 shares of common stock. If Mr. Goodlander were to convert his shares of Series A Preferred Stock into shares of common stock at the conversion rate in effect on May 15, 2002, he would own approximately 21.57% of the then outstanding shares of our common stock. In addition, trusts established for the benefit of Mr. Goodlander's children own approximately 18.83% of the shares of common stock outstanding at May 15, 2002. Although Mr. Goodlander does not exercise any voting control over those shares, the trustees may vote with Mr. Goodlander and effectively control the management and affairs of the company. Thus, any new shareholders probably will own a number of shares of common stock that will be insufficient to permit them to influence or control the management or policies of the company.

We may not be able to satisfy additional financing requirements.

         We believe that we have sufficient liquidity to undertake certain designated activities and to fund operations for the foreseeable future. However, our long-term continued operations depend upon cash flows from operations, if any, and the availability of additional equity or debt financing. In light of our current cash and working capital positions, it is uncertain that we would be able to generate sufficient cash flows from operations to sustain and continue to fund growth and expansion without an additional equity or debt offering in the future. We cannot assure you that we could successfully complete a debt or equity offering in the future, on terms satisfactory to us, if at all. Currently, we have no credit facility in place. Thus, if we have additional financing requirements and are not able to find a financing source, we may be forced to scale down operations. This would result in a reduction in revenues.

Our charter and by-laws provide for limited liability of directors and officers.

         We, in our Certificate of Incorporation and By-laws, as amended and restated, have adopted certain provisions of Delaware General Corporation Laws ("DGCL"), which afford our directors and officers limited liability and indemnification in certain circumstances. The availability of these protections may, in some cases, affect our response to unsolicited attempts by third parties to take over or otherwise gain control of the company. This may eliminate opportunities for holders of common stock to sell their shares at advantageous terms.

We have limited senior executive staff.

         Our senior executive management is composed solely of a small core group of individuals. Our executive management function is highly concentrated among a limited number of key managers. Accordingly, the departure of one or more of our executive managers could have an immediate negative impact on our technological advancement or results of operations. Although we believe we compensate our executive management appropriately, we cannot assure you that we will be able to attract or retain qualified senior management personnel.

Our business may suffer if we cannot protect our intellectual property.

         We generally rely upon patent, copyright, trademark and trade secret laws and contract rights in the United States and in other countries to establish and maintain our proprietary rights in our technology and products. However, we cannot assure you that any of our proprietary rights will not be challenged, invalidated or circumvented. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, we cannot assure you that we will be able to adequately protect our proprietary technology against unauthorized third-party copying or use, which could negatively affect our competitive position. Further, we cannot assure you that we will be able to obtain licenses to any technology that we may require to conduct our business or that, if obtainable, such technology can be licensed at a reasonable cost.

         We are aggressively pursuing the enforcement of our intellectual property rights after an extensive patent review conducted in 1999. Subsequently, in 2000, we retained a major law firm to enforce these rights against infringing parties, which infringement our management believes to be extensive. In March 2001, we commenced litigation efforts against Hitachi Data Systems in the United Kingdom. Additionally we filed a civil action against XIOTech Inc. and its parent company Seagate Technologies, LLC in the United States, which litigation we settled in December 2001. Further, we commenced legal actions against Veritas Software Corporation in the United States in 2001. Despite our legal representatives' efforts, we cannot predict the amount of recovery, if any, or how long it will take us to recover any damages that may be recoverable. Despite our efforts to protect our intellectual property rights, unauthorized use may still occur, particularly in foreign countries.

Changes in laws, regulations, or other conditions could adversely affect our condition.

         Our business, results of operations and financial condition could be adversely affected if any laws, regulations or standards, foreign or domestic, affecting us or our products were newly implemented or changed.

Litigation in which we may become involved may affect us adversely.

         Both in the ordinary course of business and in our efforts to enforce our intellectual property rights against infringing parties, we may become involved in litigation, administrative proceedings and governmental proceedings. These matters can be time-consuming, divert management's attention and resources and cause us to incur significant expenses. Furthermore, we cannot assure you that the results of any of these actions may not negatively affect our business, results of operations or financial condition.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock being offered by the selling shareholders; nor will such proceeds be available for our use or benefit.

                                 DIVIDEND POLICY

         We have never paid cash dividends on our common stock. We currently anticipate retaining all available funds, if any, to finance internal growth and product development. Payment of dividends in the future will depend upon our earnings and financial condition and such other factors as the directors may consider or deem appropriate.

                              SELLING SHAREHOLDERS

         We are registering 860,000 shares of common stock covered by this prospectus on behalf of the selling shareholders named in the table below. These shares were sold by us to the selling shareholders listed below as selling shareholders and are issuable upon exercise of warrants issued to the selling shareholders. We have registered the 860,000 shares of common stock to permit the selling shareholders to resell the shares when they deem appropriate. We are registering these shares of common stock under the terms of a Registration Rights Agreement among the company and the selling shareholders.

         The following table sets forth the names of the selling shareholders, the number of shares owned by each selling shareholder, the number of shares that may be offered under this prospectus, and the number of shares of our common stock owned by each selling shareholder after this offering is completed. Except as set forth in the table below, no selling shareholder has had a material relationship with us within the past three years other than as a result of the ownership of our securities. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each selling shareholder may offer under this prospectus and the table below assumes that all of the shares being registered will be sold. All information contained in the table below is based upon the beneficial ownership of the selling shareholders as of May 15, 2002.

         The number of shares of common stock being offered by the selling shareholders pursuant to this prospectus represents 600,000 shares of common stock that we sold to the selling shareholders at $5.00 per share and 260,000 shares of common stock that we will issue to the selling shareholders upon the exercise of warrants to purchase common stock at a price of $6.18 per share. The 860,000 shares of common stock included in this prospectus represents a good faith estimate of the maximum number of shares of common stock issued to the selling shareholders and issuable upon exercise of all related warrants. The actual number of shares of common stock ultimately offered by any selling shareholder may differ from that listed in the table below.

         There are certain exercise restriction limitation provisions contained in the warrants. Section 11(a) of the warrants provides that the number of shares of common stock to be issued to a holder under the warrants is limited to the extent necessary to insure that, following such exercise (or other issuance) the total number of shares owned such holder and its affiliates and any other persons whose beneficial interest of common stock would be aggregated with the holder's for purposes of Section 13(d) of the Exchange Act, does not exceed 4.999% of the total number of issued and outstanding shares of common stock (including for such purposes the shares of common stock to be issuable upon such exercise) at the time of the exercise of such warrant. The provisions of this section provide that the holder may waive the provision upon 61 days prior notice to us (but only to itself and not as to any other warrant holder). Similarly, Section 11(b) of the warrants provides that the holder may not exercise the warrant into shares of common stock, if after the exercise, such holder, together with any of its shares, together with any of its affiliates, would beneficially own over 9.999% of the then outstanding shares of our common stock. However, the 9.999% limitation would not prevent the holder from acquiring and selling in excess of 9.999% of our common stock through a series of exercises.

         The shares of common stock offered by this prospectus may be offered from time to time by the selling shareholders. We do not know how long the selling shareholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale of any of the shares. The selling shareholders are not making any representation that any shares covered by this prospectus will be offered for sale.

         Unless otherwise indicated, each selling shareholder has sole investment and voting power with respect to the shares listed in the table below, subject to community property laws, where applicable. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares that such person has the right to acquire within 60 days. Percentage ownership is based on 19,803,917 shares of our common stock outstanding on May 15, 2002 (including the 600,000 shares of common stock issued to the selling shareholders on May 3, 2002). For purposes of computing the percentage of outstanding shares held by each person or group of persons named below, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership any other person or persons. The rate at which the 2,500 shares of Series E Preferred Stock issued and outstanding may be converted into common stock is at the fixed rate of $6.48 per share of common stock. There are no dividends payable on the Series E Preferred Stock.

                           SELLING SHAREHOLDERS TABLE

                                                                                   Number of
                                                      Shares of Common Stock       Shares of       Shares of Common Stock
                                                        Beneficially Owned          Common           Beneficially Owned
                                                        Prior to Offering         Stock Being        After Offering (1)
                                                    --------------------------                   --------------------------
Name of selling shareholders                           Number        Percent        Offered         Number        Percent
--------------------------------------------------  ------------   -----------  ---------------  ------------   -----------
ZLP Master Technology Fund (2)                        350,000         1.76%          350,000           0           0.00%

Alpha Capital Aktiengesellschaft (3)                  210,000         1.06%          210,000           0           0.00%

Euram Cap Strat. "A" Fund Limited (4)                 140,000         0.71%          140,000           0           0.00%

Crescent International Ltd. (5)                       140,000         0.71%          140,000           0           0.00%

Dunwoody Brokerage Services, Inc. (6)                  20,000         0.10%           20,000           0           0.00%

TOTAL                                                 860,000         4.34%          860,000           0           0.00%

-----------------------------
(1) Assumes sale of all of the shares offered by this Prospectus.
(2) Includes 250,000 shares purchased on May 3, 2002 at $5.00 per share, and 100,000 shares issuable upon the exercise of related warrants at $6.18 per share.
(3) Includes 150,000 shares purchased on May 3, 2002 at $5.00 per share, and 60,000 shares issuable upon the exercise of related warrants at $6.18 per share.
(4) Includes 100,000 shares purchased on May 3, 2002 at $5.00 per share, and 40,000 shares issuable upon the exercise of related warrants at $6.18 per share.
(5) Includes 100,000 shares purchased on May 3, 2002 at $5.00 per share, and 40,000 shares issuable upon the exercise of related warrants at $6.18 per share.
(6) Includes 20,000 shares issuable upon the exercise of warrants at $6.18 per share. Dunwoody Brokerage Services, Inc. acted as a broker with respect to the sale of common stock to Alpha Capital Aktiengesellschaft and did not purchase any shares of common stock on May 3, 2002.



                          DESCRIPTION OF CAPITAL STOCK

         Authorized Capital Stock

         Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001, and 1,000,000 shares of preferred stock, par value $0.001. Of our authorized preferred stock, 90,000 shares have been designated Series A 8% Convertible Preferred Stock, 20,000 shares have been designated Series B 8% Convertible Preferred Stock, 12,000 shares have been designated Series C 8% Convertible Preferred Stock, 5,000 shares have been designated Series E Convertible Preferred Stock and 873,000 shares remain undesignated. Our board of directors has adopted a resolution authorizing the issuance of 3,000 shares of Series D 8% Convertible Preferred Stock, but we have not yet filed a certificate of designation to create the Series D Preferred Stock. As of May 15, 2002, there were outstanding 19,803,917 shares of common stock held beneficially by approximately 5,400 shareholders. As of May 15, 2002, there were outstanding 10,000 shares of Series A Preferred Stock held of record by one shareholder, which shares were convertible on May 15, 2002 into 274,725 shares of common stock. As of May 15, 2002, there were outstanding 3,100 shares of Series C Preferred Stock held of record by one shareholder, which shares were convertible into 597,857 shares of common stock. As of May 15, 2002, there were outstanding 2,500 shares of Series E Preferred Stock held of record by one shareholder, which shares were convertible into 385,802 shares of common stock at the fixed price of $6.48 per share. No shares of Series D Preferred Stock have been issued. The company has outstanding stock options to purchase 2,763,548 shares of common stock and warrants and other convertible securities outstanding to purchase 1,810,845 shares of common stock.

         The following is a summary of important provisions of the common stock and preferred stock. For a complete description, you should carefully read our amended and restated certificate of incorporation and our amended and restated by-laws, which are incorporated by reference into the registration statement of which this prospectus is a part.

         Common Stock

         Holders of common stock are entitled to one vote for each share held. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of the outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amount as our board of directors may from time to time determine. The common stock is not entitled to preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding-up of the company, the assets legally available for distribution to shareholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is validly issued, fully paid and nonassessable.

         Series A 8% Convertible Preferred Stock

         We have issued 80,000 shares of Series A Preferred Stock of which 10,000 shares were outstanding on April 30, 2002. The shares of Series A Preferred Stock are on a parity with Series C Preferred Stock and rank senior to all other shares of our capital stock, including shares of common stock and Series E Preferred Stock. Upon liquidation, dissolution or winding-up of the company or the commencement of certain bankruptcy proceedings involving the company, the holders of our Series A Preferred Stock are entitled to receive an amount equal to $130 per share, plus accrued and unpaid dividends, before any payments or distributions of our assets are made to shareholders of our common stock and Series E Preferred Stock. The holders of Series A Preferred Stock have the right to require us to treat certain changes in the control of the company as a liquidation pursuant to which we will be required to distribute to them the same preferential amount they would receive upon a liquidation, dissolution or winding up of the company. Each share of Series A Preferred Stock has a stated value of $100 and is entitled to receive dividends at the rate of $8 per year, payable semi-annually. We have the option of paying dividends in cash or through the issuance of shares of common stock to the holders of Series A Preferred Stock. Subject to certain restrictions, the holders of Series A Preferred Stock have the right to convert their shares of Series A Preferred Stock into common stock at a conversion price equal to the lesser of $8.6625 per share (110% of the market price of common stock on April 19, 2000) or a discount of 35% from the market price of common stock on the date of conversion. We are required to convert any shares of Series A Preferred Stock remaining outstanding on April 19, 2003 into shares of common stock. We have the right to redeem Series A Preferred Stock at any time before April 19, 2003 at a price of $125 per share plus accrued and unpaid dividends, so long as on the date of redemption the market price of our common stock is less than $8.6625 per share (110% of the market price of common stock on April 19, 2000). The holders of Series A Preferred Stock generally do not have voting rights, although the consent of the holders of 90% of the then-outstanding shares of Series A Preferred Stock is generally required for fundamental changes in the rights, preferences or priority of Series A Preferred Stock.

         Series B 8% Convertible Preferred Stock

         We had issued 20,000 shares of Series B Preferred Stock, none of which remained outstanding on May 15, 2002. We are not permitted to reissue Series B Preferred Stock.

         Series C 8% Convertible Preferred Stock

         We have issued 12,000 shares of Series C Preferred Stock, 3,100 of which were outstanding on May 15, 2002. The shares of Series C Preferred Stock are on parity with Series A Preferred Stock and rank senior to all other shares of our capital stock, including shares of our common stock and Series E Preferred Stock. Upon liquidation, dissolution or winding-up of the company or the commencement of certain bankruptcy proceedings involving the company, the holders of Series C Preferred Stock are entitled to receive an amount equal to $1,000 per share, plus accrued and unpaid premiums, if any, before any payments or distributions of our assets to shareholders of our common stock and Series E Preferred Stock. The holders of Series C Preferred Stock have the right to require us to treat certain changes in the control of the company as a liquidation pursuant to which we will be required to distribute to them a payment equal to 120% of the same preferential amount they would receive upon a liquidation, dissolution or winding up of the company. Each share of Series C Preferred Stock has a stated value of $1,000 and does not bear dividends. The holders of Series C Preferred Stock have the right to convert their shares of Series C Preferred Stock into common stock at a conversion price equal to the lesser of $13.25 per share or the market price for common stock on the date of conversion. We are required to convert any shares of Series C Preferred Stock remaining outstanding on October 31, 2003 into shares of common stock. Once the market price for a share of common stock is greater than $19.875 per share, we have the right to redeem Series C Preferred Stock at any time before October 31, 2003 at a conversion price per share equal to the market price, so long as on the date of redemption the market price of our common stock is more than $13.25 per share. The holders of Series C Preferred Stock generally do not have voting rights, although the consent of the holders of a majority of the then-outstanding shares of Series C Preferred Stock is generally required for fundamental changes in the rights, preferences or priority of Series C Preferred Stock.

         Series D 8% Convertible Preferred Stock

         Our Board of Directors has adopted a resolution authorizing the issuance of 3,000 shares of Series D 8% Convertible Preferred Stock, but we have not yet filed a certificate of designation to create the Series D Preferred.

         Series E Convertible Preferred Stock

         We have issued 5,000 shares of Series E Preferred Stock, of which 2,500 shares were outstanding on May 15, 2002. The shares of Series E Preferred Stock are junior to Series A Preferred Stock and Series C Preferred Stock and rank senior to all other shares of our capital stock, including shares of our common stock. Upon liquidation, dissolution or winding-up of the company or the commencement of certain bankruptcy proceedings involving the company, the holders of our Series E Preferred Stock are entitled to receive an amount equal to $1,000 per share, before any payments or distributions of our assets to common stock shareholders. Each share of Series E Preferred Stock has a stated value of $1,000 and does not bear dividends. Subject to restrictions, the holders of our Series E Preferred Stock have the right to convert their shares of Series E Preferred Stock into common stock at a conversion price equal to $6.48 per share. We are required to convert any shares of our Series E Preferred Stock remaining outstanding on October 31, 2003 into shares of common stock. The holders of our Series E Preferred Stock generally do not have voting rights, although the consent of the holders of a majority of the then-outstanding shares of Series E Preferred Stock is generally required for fundamental changes in the rights, preferences or priority of Series E Preferred Stock.

         Undesignated Preferred Stock

         Our board of directors is authorized to issue up to 883,000 additional shares of preferred stock, in one or more series with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in a board resolution or resolutions providing for the issue of a series without any further vote or action by the shareholders. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Thus, the issuance of the currently undesignated preferred stock may have the effect of delaying, deferring or preventing a change in control of the company.

                              PLAN OF DISTRIBUTION

Selling Shareholders

         Pursuant to the terms of this prospectus, the selling shareholders are offering from time to time, in whole or in part, an aggregate of 860,000 shares of common stock for resale hereunder for their own accounts at prices and on terms as are available at the time of sale. The proceeds from any sales of common stock by the selling shareholders will not be received by the company.

         The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

             . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

             . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

             . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

             . an exchange distribution in accordance with the rules of the applicable exchange;

             .      privately negotiated transactions;

             .      short sales

             . broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

             .      a combination of any such methods of sale; and

             .      any other method permitted pursuant to applicable law.

         The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrant owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

         The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed the Company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

         We are required to pay all fees and expenses incident to the registration of the shares, including $5,000 of fees and disbursements of counsel to the selling shareholders. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

         We have authorized no one to give any information or to make any representations that are not contained in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. You must not rely on any unauthorized information.

         This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                  LEGAL MATTERS

         The legality of our shares of common stock offered in this prospectus will be passed upon for us by Peabody & Arnold LLP, 50 Rowes Wharf, Boston, Massachusetts 02110. Paul J. Ayoub and Anil Khosla, partners of Peabody & Arnold LLP, are our Secretary and Assistant Secretary, respectively. As of the date of this prospectus, attorneys who have worked on substantive matters for the company own fewer than 1000 shares in the aggregate.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, which are incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

You should rely only on the information incorporated by reference or contained in this prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any supplement is accurate as of any date other than the date on the front page of those documents.


                                 860,000 Shares






                          Storage Computer Corporation
                                  Common Stock






                                -----------------

                                   PROSPECTUS

                                ----------------






                                  May XX, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.     OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

       The expenses relating to the registration of the shares hereunder will be borne by us. Such expenses are estimated to be as follows:

       Securities and Exchange Commission Registration Fee     $     500

       AMEX Listing Application Fee                               17,200

       Legal Fees and Expenses                                    75,000

       Accounting Fees and Expenses                                7,500

       Printing and Engraving                                          0

       Transfer Agent and Registrar Fees                           1,000

       Miscellaneous                                               3,000

       TOTAL EXPENSES                                          $ 104,200


ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

       Section 145 of the Delaware General Corporation Law (DGCL) permits indemnification of officers and directors in certain circumstances. As permitted by the DGCL, we have included a provision in our Amended and Restated Certificate of Incorporation, that, subject to certain limitations, eliminates our ability and that of our shareholders to recover monetary damages from a director of our company for breach of fiduciary duty as a director. Additionally, our By-Laws contain provisions that we must indemnify and make advances to officers and directors, for all liabilities which they incur in discharging claims made against them for their activities as our director or officer that are incurred during their tenure with us, except claims brought against an employee, officer or director, which are based upon acts of the employee, officer or director, that were not performed in "good faith".

       Limitation of Personal Liability of Directors. The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) violation of certain provisions of the DGCL with respect to unlawful distributions to shareholders, (iv) any transaction from which the director derived an improper personal benefit, or (v) any act or omission prior to the adoption of such a provision in the certificate of incorporation. Our Amended and Restated Certificate of Incorporation contains a provision eliminating the personal liability of its directors for monetary damages to the extent permitted under the DGCL.

       Indemnification of Directors and Officers. The DGCL establishes several mandatory rules for indemnification. Under the DGCL, a corporation may not indemnify any director, officer, employee or agent who was or is a party, or is threatened to be made a party to any threatened, pending or completed proceeding, unless such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the person's conduct was unlawful. Our By-Laws contain provisions which require us to indemnify such persons to the full extent permitted by the DGCL.

       The DGCL also establishes several mandatory rules for indemnification. In the case of a proceeding by or in the right of the corporation to procure a judgment in its favor (e.g., a stockholder derivative suit), a corporation may indemnify an officer, director, employee or agent if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation except that with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Our By-Laws contain provisions which require us to indemnify such persons to the full extent permitted by the DGCL. However, no person adjudged to be liable to the corporation may be indemnified unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper.

         Our By-laws contain provisions which require us to indemnify our directors, officers, employees or agents to the full extent permitted by the DGCL. Accordingly, we must indemnify such persons who are successful, on the merits or otherwise, in defense of any proceeding subject to the DGCL's indemnification provisions for their reasonable expenses incurred therein, including attorney's fees.

         The DGCL and our By-Laws state that a determination must be made that a director or officer has met the required standard of conduct before a director or officer may be indemnified. The determination may be made by (i) a majority vote of disinterested directors, (ii) independent legal counsel (selected by the disinterested directors) or (iii) the shareholders.

         The DGCL and our By-Laws require us to advance reasonable expenses to a director or officer after such person provides an undertaking to repay us if it is determined that the required standard of conduct has not been met. In addition, our By-Laws permit us to advance expenses to other employees and agents in a similar manner.

         The indemnification and advancement of expenses described above under the DGCL is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us, pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 16.                                    EXHIBITS

         The following exhibits are filed with this registration statement or are incorporated by reference:

         Exhibit No.                Description

         4.1+ Certificate of Incorporation of Storage Computer Corporation (incorporated by reference to Exhibit 3.1 to the company's Form 10-Q, as filed on May 15, 2002).

         4.2+ Certificate of Amendment of Certificate of Incorporation of Storage Computer Corporation dated February 24, 1995 (incorporated by reference to Exhibit 3.2 to the company's Form 10-Q, as filed on May 15,
                                    2002).

         4.3+ Certificate of Amendment of Certificate of Incorporation of Storage Computer Corporation dated August 15,
                                    2001(incorporated by reference to Exhibit
                                    3.3 to the company's Form 10-Q, as filed on May 15, 2002).

         4.4+ Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the company's Form S-4, Registration No. 33-87028, as filed on December 2, 1994).

         4.5+ Description of common stock (incorporated by reference to our Registration Statement on Form 8-A filed February 5, 1995).

         4.6+ Registration Rights Agreement dated as of May 3, 2002 among Storage Computer Corporation and the Investors named therein (incorporated by reference to Exhibit 4.1 to our Report on Form 10-Q filed May 15, 2002).

         4.7+ Form of warrant to purchase a total of 260,000 shares of Storage Computer Corporation common stock issued on May 3, 2002 to the warrant holders named therein (incorporated by reference to Exhibit 4.2 to our Report on Form 10-Q filed May 15, 2002).

         4.8+ Securities Purchase Agreement dated as of May 3, 2002 among Storage Computer Corporation and the Purchasers named therein to purchase 600,000 shares of common stock (incorporated by reference to Exhibit 10.1 to our Report on Form 10-Q filed May 15,
                                    2002).

         5.1                        Opinion of Peabody & Arnold LLP.

         23.1                       Consent of BDO Seidman, LLP.

         23.2 Consent of Peabody & Arnold LLP (included in Exhibit 5.1).

         24.1 Power of Attorney (included in signature page hereto).


           +Previously filed.


ITEM 17.     UNDERTAKINGS

The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered, which remain, unsold at the termination of the offering.

             (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashua, State of New Hampshire, on this 22nd day of May 2002.

                                          STORAGE COMPUTER CORPORATION


                                          By: /s/ Peter N. Hood
                                             ----------------------------------
                                             Peter N. Hood
                                             Chief Financial Officer

                                POWER OF ATTORNEY

         The undersigned directors and officers of Storage Computer Corporation hereby severally constitute and appoint Peter N. Hood and Theodore J. Goodlander as our true and lawful attorneys-in-fact and agents with full power of substitution, and each of them acting alone to execute in our name and behalf in the capacities indicated below any and all amendments to this registration statement to be filed with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact and agents shall lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in their capacities and on the dates indicated.

Signature                                     Title                                                Date
---------                                     -----                                                ----
/s/ Theodore J Goodlander                     Chairman of the Board of Directors and               May 22, 2002
-----------------------------
Theodore J. Goodlander                        Chief Executive Officer
                                              (Principal Executive Officer)

/s/ Edward A. Gardner                         President and Director                               May 22, 2002
-----------------------------
Edward A. Gardner

/s/ Peter N. Hood                             Treasurer and Chief Financial Officer (Chief         May 22, 2002
-----------------------------
Peter N.  Hood                                Financial and Accounting Officer)

/s/ Roger E. Gauld                            Director                                             May 22, 2002
-----------------------------
Roger E. Gauld

/s/ John L. Thonet                            Chief Operating Officer and Director                 May 22, 2002
-----------------------------
John L. Thonet

                                              Director
_____________________________
Steve S. Chen


/s/ Thomas A. Wooters                         Director                                             May 22, 2002
-----------------------------
Thomas A. Wooters

                                INDEX TO EXHIBITS

     Exhibit No.             Description

     4.1+ Certificate of Incorporation of Storage Computer Corporation (incorporated by reference to Exhibit
                             3.1 to the company's Form 10-Q, as filed on May 15,
                             2002).

     4.2+ Certificate of Amendment of Certificate of Incorporation of Storage Computer Corporation dated February 24, 1995 (incorporated by reference to
                             Exhibit 3.2 to the company's Form 10-Q, as filed on May 15, 2002).

     4.3+ Certificate of Amendment of Certificate of Incorporation of Storage Computer Corporation dated August 15, 2001(incorporated by reference to Exhibit 3.3 to the company's Form 10-Q, as filed on May 15, 2002).

     4.4+ Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 to the company's Form S-4, Registration No. 33-87028, as filed on December 2,
                             1994).

     4.5+ Description of common stock (incorporated by reference to our Registration Statement on Form 8-A filed February 5, 1995).

     4.6+ Registration Rights Agreement dated as of May 3, 2002 among Storage Computer Corporation and the Investors named therein (incorporated by reference to Exhibit 4.1 to our Report on Form 10-Q filed May 15, 2002).

     4.7+ Form of warrant to purchase a total of 260,000 shares of Storage Computer Corporation common stock issued on May 3, 2002 to the warrant holders named therein (incorporated by reference to Exhibit 4.2 to our Report on Form 10-Q filed May 15, 2002).

     4.8+ Securities Purchase Agreement dated as of May 3, 2002 among Storage Computer Corporation and the Purchasers named therein to purchase 600,000 shares of common stock (incorporated by reference to Exhibit 10.1 to our Report on Form 10-Q filed May 15, 2002).

     5.1                     Opinion of Peabody & Arnold LLP.

     23.1                    Consent of BDO Seidman, LLP.

     23.2                    Consent of Peabody & Arnold LLP. (included in
                             Exhibit 5.1)

     24.1 Power of Attorney (included in signature page hereto).


      +Previously filed.